UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   September 2007            File No.    0-33491

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite #1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated September 5, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: September 6, 2007	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

DEJOUR ENTERPRISES LTD.:                                                               Amex:”DEJ”/ TSX-V: “DEJ”

FOR RELEASE:

                          September 5, 2007

Dejour’s Piceance Basin Well Contains 263’ Net Pay

September 5, 2007 - Vancouver, Canada – Dejour Enterprises Ltd. (Amex: DEJ, TSX-V:DEJ and D5R: Frankfurt)  is pleased to announce that the H & P Rig #159 has been released from the N. Barcus Creek #1-12 well where logging operations and the setting of production casing were successfully completed.  Dejour engaged Gustavson Associates, Boulder Co. (Geologists – Engineers – Appraisers) to conduct a preliminary petrophysical analysis of the #1-12 well logs and in its report Gustavson disclose that it is their interpretation that there exist reservoir properties consisting of an estimated 263 feet of potential net pay with average porosity of 10%.  Throughout drill operations the mud log showed strong evidence of reservoir gas.

The H&P Rig #159  is in the process of relocating and rigging up to drill the nearby N. Barcus Creek #2-12 well (within approximately 1800 feet of the #1-12 well) to be deepened to a projected TD of 11,425’.  Drill operations should be concluded around the end of September 2007.

This ‘Rio Blanco Deep’ project is one of over 60 separate exploration projects held by Dejour (average interest over 25%) in its search for and exposure to significant energy discovery in the hydrocarbon bearing basins of Piceance/Uinta in Colorado/Utah and the Peace River Arch of NE British Columbia/NW Alberta Canada, inclusive of the uranium bearing Athabasca/Thelon Basins of Northern Canada through its holdings of Titan Uranium (TSX-V: TUE) and associated carried/royalty interests.

R. Marc Bustin, Ph.D., P.Geol. FRSC is the qualified person for this news release.

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company focused on oil & gas exploration and production with a significant investment in uranium discovery. The company acquires high-impact energy assets and strategically monetizes them to enhance shareholder returns.

The Company is listed on the TSX Venture Exchange (DEJ.V), Amex (DEJ), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although Dejour believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include uranium and oil and gas prices, well or production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbor.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com